

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2026

Maria Zannes
Chief Executive Officer
bioAffinity Technologies, Inc.
3300 Nacogdoches Road, Suite 216
San Antonio, TX 78217

      Re: bioAffinity Technologies, Inc.
            Registration Statement on Form S-1
            Filed April 30, 2026
            File No. 333-295465

Dear Maria Zannes:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Industrial Applications and Services

cc: Richard Friedman, Esq.